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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Republic Property Trust
(Name of Issuer)
Common Stock
(Title of Class of Securities)
760737106
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	760737106

1	NAMES OF REPORTING PERSONS: Nuveen Asset Management

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	31-0942504

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,995,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,995,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,995,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

CUSIP No.	760737106

1	NAMES OF REPORTING PERSONS: Nuveen Real Estate Income Fund

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	36-4472501

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Massachusetts

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,579,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,579,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,579,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IV

Item 1.
(a)	Name of Issuer: Republic Property Trust

(b)	Address of Issuer’s Principal Executive Offices: 1280 Maryland Avenue, Suite 280, Washington, D.C. 20024
Item 2.
(a)	Name of Persons Filing:
(1)	Nuveen Asset Management

(2)	Nuveen Real Estate Income Fund
(b)	Address of Principal Business Office or, if None, Residence: 333 West Wacker Drive, Chicago, IL 60606

(c)	Citizenship:
(1)	Delaware

(2)	Massachusetts
(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 760737106
Item 3. This statement is being filed pursuant to Section 240.13d-1(b) by Nuveen Asset Management, an investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E), on behalf of itself and Nuveen Real Estate Income Fund, an investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8). See Exhibit A.
Item 4. Ownership. In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects the securities which may be deemed beneficially owned by Nuveen Asset Management, a wholly-owned subsidiary of Nuveen Investments, Inc. (the “Parent”). Nuveen Asset Management exercises voting and investment powers independently of the Parent and each of the Parent’s other subsidiaries. Nuveen Asset Management disclaims beneficial ownership of securities managed on its behalf by third parties, including the securities that are the subject of this report.
(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.

(b)	Percent of Class: See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which each reporting person has:
(i)	Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.
Item 5. Ownership of Five Percent or Less of Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
The securities that are the subject of this report are owned by and held for the investment advisory clients of Nuveen Asset Management, including Nuveen Real Estate Income Fund (the “Fund”), and are managed on behalf of Nuveen Asset Management by an unaffiliated third-party subadviser, Security Capital Research & Management Incorporated. The Fund is the owner of record of 1,579,000 shares of the reported securities, representing approximately 6.3% of the class of securities outstanding, and has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
NUVEEN ASSET MANAGEMENT
By:      /s/ James D. Grassi
Names: James D. Grassi
Title: Vice President

Exhibit A
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned persons hereby agree and consent to the joint filing on their behalf of the attached Schedule 13G in connection with any beneficial ownership they may have with respect to the securities that are the subject of such Schedule.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on February 9, 2006.
NUVEEN ASSET MANAGEMENT
By:      /s/ James D. Grassi
Names: James D. Grassi
Title: Vice President

NUVEEN REAL ESTATE INCOME FUND
By:      /s/ Gifford R. Zimmerman
Name: Gifford R. Zimmerman
Title: Chief Administrative Officer